

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

Via E-mail

Muriel C. McFarling, Esq.
Andrews Kurth LLP
1717 Main Street
Dallas, TX 75201

> **Re: Ashford Hospitality Trust Inc.**
> **Preliminary Proxy Statement**
> **Filed October 24, 2014**
> **File No. 001-31775**

Dear Ms. McFarling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover page

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

    - that "Ashford Inc. is well positioned for growth."
    - that Unite Here has made "numerous unprovoked attacks and invectives" in its proxy statement.

- that "Unite Here is a self-interested stockholder with a unique agenda that it has disclosed is unrelated to creating stockholder value."

- that "Unite Here has a history of provoking unwarranted fights with corporate boards and management in situations where Unite Here is a nominal stockholder."

- that "Unite Here's real interest is to assert its influence into a labor dispute" and "to disrupt the value creating separation of Ashford Inc."

- that your Board "believes that Unite Here's solicitation of consents to call a special meeting is nothing more than a last-minute effort to derail the Company's plans to enhance stockholder value and further attempt to distract the attention and resources of the Board and management." In this respect

- that Unite Here's "specific interests … are not aligned with the interests of all of our stockholders."

2.   You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that Unite Here's proxy statement "makes numerous baseless claims about [your] management."

3.   With a view toward revised disclosure, please explain why you view Unite Here's solicitation as "circumventing" your governance practices when it appears Unite Here is solely using one of your governance practice instead of your preferred practice. You make a similar statement in the fifth paragraph of the cover letter.

4.   Please provide us with your analysis supporting the apparent conclusion that spending more funds in a contest than the value of a shareholder's shares of the company is "evidence that they are using corporate governance to further their interests in the labor dispute."

5.   Please revise your disclosure reconcile your disclosure that suggests Unite Here has to few shares to have similar interests with your other shareholders and your alert to shareholders that regardless of the number of shares held, their views are important. Are you suggesting that the views of holders of 765 or fewer shares are not important?

Response of Ashford Trust, page 11

6.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

- that "[t]here are certain significant risks and costs associated with calling and holding a special meeting."

- that you maintain "an open dialogue with [your] stockholders and a track-record of responding to [your] stockholders' wishes when appropriate under the circumstances."

- that "Unite Here is a self-interested stockholder with a unique agenda that it has disclosed is unrelated to creating stockholder value."

- that "Unite Here has a history of provoking unwarranted fights with corporate boards and management in situations where Unite Here is a nominal stockholder."

- that "Unite Here's real interest is to assert its influence into a labor dispute" and "to disrupt the value creating separation of Ashford Inc."

- that your Board "believes that Unite Here's solicitation of consents to call a special meeting is nothing more than a last-minute effort to derail the Company's plans to enhance stockholder value and further attempt to distract the attention and resources of the Board and management." In this respect

- that Unite Here's "specific interests … are not aligned with the interests of all of our stockholders."

7. We note your disclosure that Unite Here could have made its proposals at the annual meeting on May 13, 2014. With a view toward revised disclosure, please tell us whether Unite Here would have met any applicable advance notice requirements to make proposals at that meeting given the date of your announcement of the Ashford Inc. spin-off.

8. On a related note, would Unite Here's proposals have the same effect in May 2015 (your next annual meeting) given the planned completion of the spin-off well before that? Revise to explain.

The Special Meeting Request Procedure, page 13

9. Please tell us the basis for your disclosure that you need not hold the special meeting if at any time prior to the meeting date you received sufficient revocations such that there are no longer sufficient consents to call the special meeting. It appears that Unite Here may only solicit during a 30-day period while you may solicit until the special meeting is called to order, thus defeating the purpose of Unite Here's solicitation.

Solicitation of Revocations, page 15

10. We note that proxies may be solicited by mail, facsimile, telephone, email, and other electronic channels of communication. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any

e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

11.   Please disclose the "other electronic channels of communication" you intend to use.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions